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LetsLucia.com

LUCIA

Bringing the gig economy to hospitality

letslucia.com New York, NY Technology Marketplace Female Founder

Highlights

1. Achieved an average monthly net revenue of $15,298 in 2024
2. Grown to serve a majority-female customer base of hospitality entrepreneurs and business owners
3. Optimized financials, reducing net losses from $341,892 in 2023 to $213,660 in 2024

4 Built a strong cash position of $302,526 as of March 2025, supporting runway for profitable growth

5 Expanded partnerships and visibility, including hosting industry webinars and collaborations

6 Founder with unique expertise on the problem

7 Cap table stacked with industry experts and prolific angel investors

8 Partnership with Virtuoso, Montecito Village Travel, Classic Vacations, Gifted Travel Network + more

Our Founder



Grace McBride CEO & Founder

2X Founder, Cornell & Notre Dame MBA Graduate

Pitch


LUCIA
Natasha
France Itinerary
08:30, TODAY
Hi! I'm excited to share the finalized itinerary for your clients France trip. I can't wait to hear your thoughts. Let me know if there is anything else I can do to


assist you!
Thank you so much! Everything looks good, I really appreciate it!
Write a message

LUCIA

By: Grace McBride
grace@letslucia.com
www.letslucia.com

We are the team to build the future for hospitality.

Leadership Team



Experience

techstars_
TripKit
Founders, Acquired '22
jetBlue

Industry-Backed

VIRTUOSO.
SMARTFLYER
GIFTED Travel Network
Direct Travel

We've worked together through founding 2 startups, exiting TripKit, surviving and rebuilding after the pandemic, and now starting Lucia

The hospitality industry is suffering in labor shortages

with trends headed for even worse


+
=
NOW HIRING

Loyal employees laid off during pandemic

New other easy & flexible ways to make

Worst talent shortage the industry has ever seen

money; hospitality
jobs are hard

LUCIA


We connect the travel businesses owners
with their most valuable asset:
people
Private and Confidential

Lucia is a freelancer marketplace for hotels

We connect businesses with freelancers to do daily operations, admin & customer support work


LUCIA

LUCIA

How It Works

Place a request & connect with a freelancer





Removes pain points of hiring and training plus reducing payroll expenses



Freelancer executes the job or task

increases revenue generation opportunity by up to

30%

Reduces the hiring & training process by up to

90%

LUCIΛ

We launched V1 in January and now have a growing revenue-generating marketplace



$ 7,500
$ 5,000
$ 2,500
$ 0
Aug
Sept
Oct
Nov
Dec
Jan
Feb
March
April
May
June
Ideation
(Q1 2022)
MVP Launch
(Q2 2022)
Big Pivot
(Q3 2022)
Learning & Redesign
(Q4 2022)
V1 Launch +
Enterprise Client Signed
(Q1 2023)
+1,263% Growth
(Q2 2023)

LUCIΛ

Our Growth is Organic, Community Driven, & Viral

Annualized Income

$300,010

Trailing three months

Gross Profit

$154,343

Trailing three months

LUCIA

Our goal: introduce gig-work to the industry accounting for 1 in 9 jobs worldwide



$5B
TAM
$3.5B
SAM
$350M
SOM
Global Travel Advisor, Tour Operator, & Boutique Hotel Enterprises
US Based Enterprises
GTM Strategy

LUCIA

Our plan: $4M in Income by 2025



$600,000
$400,000
Monthly Revenue


$200,000
$0
Jan 2023 Feb 2023 Mar 2023 Apr 2023 May 2023 Jun 2023 Jul 2023 Aug 2023 Sep 2023 Oct 2023 Nov 2023 Dec 2023 Jan 2024 Feb 2024 Mar 2024 Apr 2024 May 2024 Jun 2024 Jul 2024 Aug 2024 Sep 2024 Oct 2024 Nov 2024 Dec 2024 Jan 2025 Feb 2025 Mar 2025 Apr 2025 May 2025 Jun 2025 Jul 2025 Aug 2025 Sep 2025 Oct 2025 Nov 2025 Dec 2025
LUCIA
Private and Confidential

Forward-looking projections are not guaranteed.

Top industry leaders have invested in us



Matthew Upchurch
CEO of Virtuoso, Investor
The largest luxury travel consortium in the world



Michael Holtz
CEO of SmartFlyer, Investor
The leading luxury travel agency in the US



Gilad Berenstein
CEO of Brook Bay Capital, Board
Leading hospitality tech VC and founder

LUCIA

Private and Confidential


We're raising $1.5M
for Account Development, Partnership Fulfillment, and Customer Success, with a target to reach a $4M in income by 2025





L U C I Λ

By: Grace McBride
grace@letslucia.com
www.letslucia.com

This Trend Will Only Grow

MLM & AI Disruption

AI in the hospitality industry will streamline routine tasks, optimize efficiency, and enhance personalization. However, to leverage AI capabilities effectively, a more flexible and dynamic labor force will be required.

Global Wealth Increase

Global luxury travel market projected to grow at a CAGR of 7.6% to 2030. The expansion of the total HNWI population by 7.8% and wealth growth of 8% in 2021 has greatly contributed to the growth of this industry. (Source)

Human Capital Crisis

The pandemic has exposed labor vulnerabilities in the travel industry, including housekeeping shortages, aging travel agents, and low-wage workers opting out, leading to new strategies to address these issues. (Source)

Our Industry-Leading Clients

VIRTUOSO.

SMARTFLYER

gifted travel network

departure lounge

DWHSA

Direct Travel

NICHE

THE1000


Unlocking Email Marketing Success: The Blueprint to Convert
With Grace McBride
1:02:27
Unlocking Email Marketing Success: The Blueprint to...

VIRTUOSO® LAUNCHES ITS FIRST-EVER TRAVEL TECH SUMMIT, BRINGING TOGETHER BIG TECH, VENTURE CAPITALISTS AND START-UPS


LIVE WEBINAR
travefy
Unlocking Email Marketing Success:
The Blueprint to Convert
Featured Speaker:
Grace McBride, Lucia
June 28th
3:00 - 4:00 pm ET

Phocuswright chooses Grace McBride and Samella Watson to receive Philip C. Wolf Memorial Scholarships in 2022

Gifted Travel Network (GTN) has partnered with Lucia, a freelancer marketplace designed for the travel industry.

VIRTUOSO.
LUCIA


The Lounge
With Special Guest:
Grace McBride

30. The Impact Of AI On Travel Advisors: Embrace Or Fear It? With Grace McBride
TIQUE Talks

Testimonials

"I've been working with CoPilots

"This partnership is a perfect fit

"My CoPilot was such a

on Lucia and it is such a pleasure to have them help me – so easy, seamless. Many more projects to come."



Ralph Iantosca, Client and Investor
Iantosca Travels

for our company, as we are constantly seeking new ways to amplify the support provided to our advisors."



Sandy Saburn, Chief Membership Officer
Gifted Travel Network *(Enterprise User)*

superstar. He understood exactly what I wanted and provided me all of the changes at 10pm at night."



Ivaline Joseph, Client
Ivy League Travel


Online Outsourcing
FIVERR
TASKRABBIT
UPWORK
LINKEDIN
ZIPRECRUITER
LUCIA
Generalist Services
Travel Specific
Flexible work exists, but has yet to be introduced to the travel industry.
TRADITIONAL HIRING
TK
TRIPKIT
Tailored
TAILORED ASSISTANT SERVICES
Offline Outsourcing

Our Beachhead has a $5 Billion TAM


$5B
TAM
Global Travel Agency Enterprises
$2.5B
SAM
US Travel Agency Enterprises
$250M
SOM
GTM Strategy

Customer Lifetime Value

Luxury Travel Advisor:
$10,521 over 120 months

Boutique/Independent Hotel:
$324,000 over 120 months

Tour Operator:
$216,000 over 120 months

Timeline At A Glance


The Big Pivot
(Q2 2022)
Improving & Onboarding
(Q4 2022)
100% Q4 to Q1 Growth
(Q1 2023)
Looking Ahead
API Integrations
(Q3 2023)
First Concept
(Q1 2022)
Launch
(Q3 2022)
Enterprise Client Signed
(Q1 2023)
Enterprise Pipeline
(Q2 2023)